As filed with the Securities and Exchange Commission on September 30, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION

3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT DOLBY

LABORATORIES, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

DOLBY LABORATORIES, INC.

File No. 812- 13582

Please send all communications to:

Mark S. Anderson, Executive Vice President, General Counsel and Secretary

Kevin J. Yeaman, Chief Executive Officer

Dolby Laboratories, Inc.

100 Potrero Ave.

San Francisco, CA 94103

Phone: (415) 645-5000; Fax: (415) 558-0200

Robert H. Rosenblum, Esq.

Susan I. Gault-Brown, Esq.

K&L Gates LLP

1601 K Street, NW

Washington, DC 20006

Phone: (202) 778-9000; Fax: (202) 778-9100

This Application (including Exhibits)

consists of 45 pages.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of DOLBY LABORATORIES, INC. 100 Potrero Ave. San Francisco, CA 94103 File No. 812- 13582	APPLICATION FOR AN ORDER PURSUANT TO
SECTION 3(b)(2) OF THE INVESTMENT COMPANY
ACT OF 1940 DECLARING THAT DOLBY
LABORATORIES, INC. IS PRIMARILY ENGAGED IN A
BUSINESS OTHER THAN THAT OF INVESTING,
REINVESTING, OWNING, HOLDING, OR TRADING IN
SECURITIES.

I. INTRODUCTION

Dolby Laboratories, Inc. (the “Applicant” or “Dolby”), a Delaware corporation with its principal executive office in San Francisco, California, hereby applies for an order of the Securities and Exchange Commission (“Commission”) pursuant to section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act”) declaring that Dolby is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Dolby, directly and through its wholly-owned subsidiaries,1 develops and delivers innovative products and technologies that are used throughout the entertainment industry to produce a more immersive and enjoyable experience. Dolby is a global organization that generates revenue by licensing its technologies to manufacturers of consumer electronics products and software vendors and selling professional products and related services to

[1]	With the exception of a limited number of real-estate holding subsidiary entities in which Dolby holds a minority interest, and in which Dolby’s founder, Ray Dolby, holds the majority interest, all of Dolby’s subsidiaries are wholly-owned by Dolby (or are wholly-owned by a wholly-owned subsidiary). As required by Generally Accepted Accounting Principles, all of Dolby’s subsidiaries, including the real estate holding entities, are consolidated on Dolby’s balance sheet. FASB Interpretation No. 46(R) requires consolidation of the real estate holding company subsidiary entities because of the related party status of Ray Dolby, who holds the majority interest in those entities, and Dolby, which holds a minority interest. Unless otherwise noted, references to “Dolby” and to the “Applicant” include all of these subsidiary entities.

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entertainment content creators, producers and distributors. In this regard, Dolby works across the global entertainment industry by offering products and services for content creators, such as studios and broadcasters, to encode content in Dolby’s formats, by licensing Dolby technology to consumer electronics manufacturers and software vendors so that consumers can enjoy the content that has been encoded in Dolby’s proprietary formats, and by working directly with standards bodies in an effort to have Dolby’s formats adopted in their specifications to ensure a common standard across devices and to improve the overall consumer experience. Dolby is also heavily involved in research and development of new technologies.

Like other technology companies, Dolby’s business is highly capital intensive, highly cyclical and requires research and development of new technologies, and, as a result, Dolby maintains a substantial amount of cash to run its operations, including various short-term investment securities. Dolby also needs to maintain liquid capital for acquisitions. Notwithstanding its substantial cash reserves, Dolby does not hold itself out, and is not perceived, as an investment company. Dolby is filing this application pursuant to section 3(b)(2) of the Act to clarify its status under the Act.

Dolby’s desire for clarification is due in large part to the fact that like other technology companies, a significant portion of its assets consist of intangible assets, such as internally-generated intellectual property and other intangibles that may not appear on its balance sheet. Because Dolby holds its internally-developed intangible assets through wholly-owned subsidiaries, the value of its investment securities is (and likely will remain) well below 40% of its total assets (excluding Government securities and cash items) on an unconsolidated basis. Valuation of internally-developed intangible assets, however, is difficult and inherently subjective. Dolby believes it cannot rely on the fact that it does not meet the definition of

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investment company found in section 3(a)(1)(C) of the Act because third parties such as underwriters will not accept investment company status representations based on unconsolidated calculations that rely on Dolby’s valuations of those assets. Because Dolby cannot rely on the fact that it does not meet the definition of investment company found in section 3(a)(1)(C) in circumstances requiring an unqualified opinion that Dolby is not an investment company under the Act, it is seeking an order of the Commission pursuant to section 3(b)(2) of the Act, and submits that the Commission should find it to be primarily engaged in a business other than that of an investment company.

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II. BACKGROUND

A. The Company

1. Overview.

Dolby is a publicly-traded Delaware corporation with its principal executive office in San Francisco, California. Its common stock trades under the symbol “DLB” on The New York Stock Exchange. Dolby develops and delivers products and technologies that are used throughout the entertainment industry to produce a more immersive and enjoyable experience and has done so since its founding in 1965. Dolby technologies are standard in a wide range of entertainment platforms and are used in virtually all standard definition Digital Versatile Disc, or DVD, players and personal computer DVD playback software, increasingly in digital televisions, set top boxes, portable media devices and in a wide array of consumer electronic products such as gaming systems and audio/video receivers. Movie theatres and broadcasters around the world use Dolby’s products. Dolby licenses its technologies to manufacturers in approximately 30 countries and sells its products and services in over 85 countries.

As of September 25, 2009, Dolby had 1,135 employees worldwide, consisting of 388 employees in sales and marketing, 421 employees in products and technology (including 345 employees in research and development) and 326 employees in general and administrative functions.

2. Operating Structure.

Dolby also maintains a number of wholly-owned subsidiaries in various jurisdictions, some of which, in turn, maintain other wholly-owned subsidiaries of their own. Dolby’s wholly-owned subsidiaries include Dolby Laboratories, Inc., a California corporation (“DLI”) that is Dolby’s main operating entity; Dolby Laboratories Licensing Corporation (“DLLC”), a

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subsidiary that holds the majority of Dolby’s intellectual property; and Via Licensing Corporation (“Via Licensing”), a subsidiary that administers joint licensing programs, as discussed below.

3. Dolby’s Business.

Dolby is the global leader in technologies that are essential elements in the best entertainment experiences. Dolby develops and delivers innovative products and technologies that are used throughout the entertainment industry to produce a more immersive and enjoyable experience. The licensing team works with manufacturers of consumer electronics products and software vendors to develop and incorporate Dolby’s innovations that are designed to improve the entertainment experience. In fiscal 2007, 2008 and 2009, Dolby’s licensing revenue represented 80%, 84% and 83% of Dolby’s total revenue, respectively.2 The products and technology team focuses on designing and manufacturing video and audio products for the motion picture and broadcast industries. In fiscal 2007, 2008 and 2009, Dolby’s product revenue represented 14%, 11% and 13% of Dolby’s total revenue, respectively. Dolby also offers a variety of services to support production of motion picture, broadcast, music and video game content, and Dolby engineers work alongside filmmakers, television broadcasters, music producers and video game designers to help them use Dolby products and technologies to create and reproduce the content they envision. In fiscal 2007, 2008 and 2009, Dolby’s revenue from support services represented 6%, 5% and 4% of Dolby’s total revenue, respectively.

(a) Dolby’s Licensing Activities

Dolby has a substantial base of intellectual property assets, including patents, trademarks, copyrights and trade secrets. An example of Dolby proprietary technology is Dolby Digital,

[2]	The term “total revenue” does not include income from investment activities.

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which is a digital audio coding format used to provide surround sound in theatres from 35 mm film, and in the home from DVDs, and digital terrestrial broadcast, cable and satellite systems. Dolby Digital enables the storage and transmission of up to five full range audio channels, plus a low frequency effects channel. Other Dolby proprietary technologies include: Dolby Digital Surround EX, Dolby Digital Plus, HE-AAC, Dolby Pulse, Dolby TrueHD, Dolby E, Dolby Digital Live, Dolby Pro Logic II, Dolby Pro Logic IIz, Dolby Virtual Speaker, Dolby Headphone, Dolby Mobile, Dolby Axon, PC Entertainment Experience or PCEE, Dolby Digital Stereo Creator, Dolby Digital 5.1 Creator, Dolby Volume, Dolby Contrast, Dolby Vision, and analog signal processing technologies.

As of September 25, 2009, Dolby had approximately 1,600 individually issued patents and approximately 2,000 pending patent applications in nearly 45 jurisdictions throughout the world. Dolby’s licensing of its technologies accounts for a large portion of its total revenues. Dolby licenses its technologies to manufacturers of consumer electronics products and software vendors. The licensing arrangements typically entitle Dolby to receive a specified royalty for every product shipped by its licensees that incorporates Dolby technologies. Dolby also collects fees for administering joint licensing programs (informally known as “patent pools”) on behalf of third parties.

(i) Two-Tier Licensing Model.

Most of Dolby’s licensing business consists of a two-tier licensing model whereby Dolby’s technology algorithms, embodied in reference software and firmware code, are first provided under license to a semiconductor manufacturer, which incorporates the technologies in semiconductor chips such as an integrated circuit (“IC”). Dolby’s licensed semiconductor manufacturers (“implementation licensees”) then sell their ICs to manufacturers of consumer

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electronics products, which also hold licenses to use Dolby’s technologies (“system licensees”). System licensees separately obtain licenses from Dolby that allow them to make and sell end user consumer electronics products such as DVD players, Blu-ray players, DVD recorders, personal computers, digital televisions, mobile devices, video game consoles, set top boxes, home-theaters-in-a-box, camcorders, portable media devices, audio/video receivers, in-car entertainment systems and other consumer electronic products, that incorporate ICs purchased from Dolby’s implementation licensees.

The implementation licensees may use Dolby’s reference software and other licensed know how directly to build and sell core technologies such as ICs or software library modules. The implementation licensees pay Dolby a one time, upfront administrative fee per license. In exchange, the licensee receives a licensing package, which includes certain information useful to implement Dolby’s technologies into their chipsets. Once the licensee has built its chipset, it sends Dolby a sample for quality control evaluation. If Dolby approves the implementation design, the licensee is permitted to sell the chipset only to system licensees. Dolby does not receive any royalties from implementation licensees.

The system licensees pay Dolby an initial fee for the technologies they choose to license from Dolby. Dolby delivers to system licensees a licensing package that includes information useful in utilizing Dolby’s technologies in their products. System licensees are required to provide Dolby with prototypes of products that incorporate Dolby’s technologies for quality control evaluation or, under certain circumstances, self-test results for Dolby’s review. If Dolby approves the design, the licensee is permitted to buy implementations from any implementation licensee and to sell approved products to retailers, distributors and consumers. Unlike sales of ICs by implementation licensees, sales of consumer electronics products incorporating Dolby’s

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technologies by system licensees are royalty bearing, generally based upon the number of units shipped by the system licensees that incorporate Dolby’s technologies. Dolby has active licensing arrangements with approximately 400 electronics product manufacturers and software developer licensees with corporate headquarters located in approximately 30 countries.

The amount of royalties Dolby collects from a system licensee on a particular product depends on a number of factors such as the number of Dolby technologies used in that product and the total production volume for all products containing Dolby technologies shipped by the system licensee.

(ii) Integrated Licensing Model.

In addition to licensing under the two-tier licensing model, Dolby also licenses technologies, as embodied in reference software code, to operating system vendors and independent software vendors and certain other consumer electronics manufacturers that act as combined implementation and system licensees. These licensees incorporate Dolby’s technologies in their software applications, such as personal computer software DVD players used in desktop or notebook computers, or in integrated circuits they manufacture themselves and then incorporate into their consumer electronics products. In these cases, the “implementation” and the “system” may be the same. As with the two-tier licensing model, the dual licensee pays Dolby an initial administrative fee. In exchange, the licensee receives a licensing package, which includes information to incorporate Dolby’s technologies into the licensee’s software program or integrated circuits. Once the licensee has built its product, they send Dolby a sample or, under certain circumstances, self-test results for quality control evaluation. If Dolby approves the design, the licensee is permitted to sell the product to retailers,

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distributors and consumers, subject to the payment of royalties to Dolby generally for each unit shipped.

(iii) Licensing of Patent Pools.

Through Dolby’s wholly owned subsidiary, Via Licensing, Dolby administers joint patent licensing programs (patent pools) on behalf of third party patent owners. Some of the patent pools also include Dolby’s patents. These patent pools allow product manufacturers streamlined access to certain essential patents to standardized technologies in the fields of audio coding, interactive television, digital radio and wireless technologies.

(b) Dolby’s Products

Dolby designs, manufactures and sells video and audio products for the motion picture and broadcast industries. These products, which are distributed in over 50 countries, are used in content creation, distribution and playback to improve image and sound quality, provide surround sound and increase the efficiency of video and sound storage and distribution. Dolby’s product sales are derived from sales of digital cinema servers which load, store, decrypt and decode encrypted digital film files for presentation on digital projectors in theatres, as well sales of Dolby’s digital 3D products which provide 3D capabilities. Product sales are also derived from sales of Dolby’s traditional cinema processors, which movie theatres use to process film soundtracks, and to a lesser extent, sales of broadcast products used to encode and distribute content to viewers. Dolby also offers related digital cinema processors and media adapters to decode digital cinema soundtracks, and digital cinema accessories to interface Dolby’s digital cinema servers with theaters’ existing automation systems. Digital cinema is based on open standards, which unlike traditional cinema, do not include Dolby’s proprietary audio formats.

(c) Dolby’s Services

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Dolby offers a variety of services to support the production of motion picture, broadcast, music and video game content. Dolby’s engineers work alongside filmmakers, television broadcasters, music producers and video game designers to help them use Dolby’s products and technologies to create and reproduce the content they envision. Dolby typically enters into service agreements with motion picture studios or filmmakers in connection with the production of a particular film to provide them with production services related to the preparation of a Dolby soundtrack, such as equipment calibration, mixing room alignment and equalization. Under these agreements, Dolby provides proprietary encoders to the studios for use during sound mixing, enabling them to create films with Dolby soundtracks using Dolby’s proprietary technologies. Dolby also provides professional film mastering services to prepare movies for digital release. In addition, Dolby sometimes provides other services, for an additional charge, such as print checking and theatre system calibration for important film screenings. Dolby’s engineers also provide training, system design expertise and on-site technical expertise to cinema operators throughout the world to help them configure their theatres and equipment to ensure that movies are replayed with consistent high quality.

4. Research and Development

Dolby is also heavily involved in research and development of new technologies. Historically, Dolby has focused its research and development primarily on audio signal processing technologies. In recent years, Dolby has expanded its research and development efforts into new audio and video areas. By focusing on creation, proof of feasibility and early stage prototyping of patentable new sound, image and related technologies, the research group serves as a source of new technologies for the engineering and technology development teams. The research group also helps identify, investigate and analyze new long-term opportunities,

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helps develop Dolby’s technology strategy and provides support for internally developed and externally acquired technologies. Dolby’s engineering and technology development teams take the technologies developed by the research group and further develop such technologies for use in Dolby’s professional products and by Dolby’s licensees. In addition, Dolby’s engineering and technology development teams are involved in the commercialization of technologies created by third parties that may be of interest to Dolby. As of September 25, 2009, approximately 345 of Dolby’s 1,135 employees were involved in research and development.3 These employees spend approximately 90% of their time on research and development activities.

B. Dolby’s Use of Capital Preservation Investments

Dolby’s business requires it to maintain a substantial cash position. There are a number of business reasons for this, including the capital intensive nature of the global entertainment industry, fluctuations in Dolby’s annual and quarterly results, Dolby’s need to maintain cash on hand for strategic acquisitions, and cash necessary to fund Dolby’s research and development activities.

1. Capital Intensive Nature of Industry.

The global entertainment technology industry is a capital intensive industry, and, as a result, Dolby needs to maintain a substantial cash position that is available on short notice,

[3]

In fiscal years 2007, 2008 and 2009, Dolby’s research and development expenses were $44.1 million, $62.1 million and $66.7 million, respectively, and accounted for roughly 20%, 21.7% and 22.9% of Dolby’s total operating expenses and 14.9%, 17.6% and 18.7% of Dolby’s total expenses (including the cost of revenues, which includes the cost of goods and services), respectively. We note that Rule 3a-8 under the Act provides relief similar to that herein requested to certain companies whose research and development expenses are a substantial percentage of its total expenses. In Cooley Godward Kronish, SEC No-Action Letter (July 12, 2007), the staff of the Commission interpreted the term “substantial” to require a company’s research and development expenses to account for at least 20 percent of its total expenses. The Company does not rely on Rule 3a-8 because, as the expense numbers above indicate, its research and development expenses have in recent years accounted for less than 20 percent of its total expenses (including the cost of revenues, which includes the cost of goods and services).

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regardless of its business cycle, for operations, capital expenditures, and other developments. For example, one of the key factors causing Dolby’s business to be capital intensive is the importance of research and development to its ability to compete in the global entertainment technology industry and Dolby’s need to fully staff its research and development functions with a highly-skilled workforce.

2. Fluctuation in Annual and Quarterly Results

In addition to being capital intensive, the global entertainment technology industry is highly cyclical due to the rapid pace of technological developments and changes in global and regional economic conditions. Dolby’s business cycles result in quarterly and annual fluctuations in Dolby’s revenue and operating results and require Dolby to maintain significant available cash. Some of the cyclical factors that affect Dolby’s revenue stream include fluctuations in demand for Dolby’s products and for the consumer electronic products of its licensees, as well as fluctuations in the timing of royalty payments received from licensees.

Dolby develops and licenses technologies that are used by consumer electronics manufacturers in their products. The lifecycles of consumer electronics products can vary dramatically given changing consumer demand and rapidly evolving technologies. For example, until a few years ago, Dolby’s growth in revenue had been the result, in large part, of the rapid growth in sales of standard definition DVD players incorporating Dolby’s technologies. However, as the markets for standard definition DVD players have matured, sales of standard definition DVD players have declined significantly and Dolby expects future sales of component consumer DVD players to continue to decline. Future revenue from Blu-ray Disc players or other similar future consumer electronics product offerings may not offset future declines in standard definition DVD players.

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In addition, Dolby’s licensing revenues are driven by consumer purchases of consumer electronics products and personal computers incorporating Dolby technologies. The global recession has adversely affected consumer confidence, disposable income and spending. These conditions may persist or worsen and the overall impact they will have on consumer spending is not clear. Furthermore, Dolby’s business is particularly exposed to adverse changes in general economic conditions, because products that incorporate Dolby technologies are entertainment-oriented and generally discretionary goods. Consequently, Dolby believes it is prudent to maintain enough liquidity in the form of cash and investments in order to support its ongoing operations through changing product lifecycles and economic conditions.

The following is an example of how fluctuations in demand for the products of Dolby’s licensees can affect Dolby’s revenue stream. From fiscal year 2007 to fiscal year 2008, there was a 39% increase in licensing revenue. Most notably, this increase was driven by increased revenue in the PC, broadcast, gaming and mobile markets. The increase in revenue in the PC market in 2008 was primarily attributable to licensing related to Microsoft Vista Home Premium and Ultimate Edition. Microsoft’s newest operating system, Windows 7, which includes Dolby technologies in four of its six available editions, became generally available in October 2009. Due in part to Windows 7 DVD playback enhancements and pricing pressure, some PC manufacturers have excluded, and Dolby expects others in the future will exclude, independent software vendor DVD software applications on PCs that include Windows 7. It is uncertain at what pace customers will migrate from their current operating systems to the Windows 7 operating system and what the adoption rate of the editions with Dolby technologies will be. In addition, a growing number of lower priced PCs, particularly netbooks and tablet PCs, are being sold or are anticipated to be sold which do not have Dolby technologies. Consumers may elect to

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purchase these lower priced PCs instead of computers with DVD playback functionality and Dolby technologies. Revenue from Dolby’s PC market decreased from fiscal 2008 to fiscal 2009 and may decline in the future. Future shipments of PCs with Dolby technologies could also decline.

Fluctuations in the timing of royalty payments received from licensees, as well as the timing of the satisfaction of Dolby’s revenue recognition criteria, can also result in fluctuations in Dolby’s operating results. Royalty reports may include positive or negative corrective or retroactive royalties that cover extended periods of time. Also, there have been occasions where Dolby has recognized an unusually large amount of licensing revenue from a licensee in a given quarter because not all of Dolby’s revenue recognition criteria were met in a prior period; this has resulted in licensing revenue being recorded in a given quarter that is not indicative of the amounts of licensing revenue to be received from that licensee in future quarters. For example, in the third quarter of fiscal year 2009 Dolby recognized approximately $21.6 million in licensing revenue from three separate licensees related to royalties on shipments in prior periods. Moreover, there have been times in the past when Dolby has not recognized large amounts of products and services revenue in a given quarter, or over several quarters, because not all revenue recognition criteria were met in such periods. For example, in fiscal 2009 Dolby recognized approximately $38.6 million of previously deferred digital cinema product revenue, including $25.1 million relating to products sold in years prior to fiscal 2009.

3. Cash Needed for Acquisitions

Dolby also needs to maintain substantial liquid capital for possible strategic transactions, including acquisitions. Dolby has evaluated and will continue to pursue opportunities to use its liquid capital to support business and strategic objectives by acquiring and investing in

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businesses with complementary products, services, and/or technologies, and in order to expand the business beyond sound technologies into areas such as imaging and display, mobile devices, and broadband internet.

Dolby has been actively pursuing strategic opportunities to expand its business into non-sound technologies and to complement its existing business. For example, in April 2009, Dolby acquired a company for a total purchase price of $16.6 million. In November of 2007, Dolby employed a portion of its cash position to acquire a company called Coding Technologies AB (“Coding Technologies”), a privately held provider of audio compression technologies for the mobile, digital broadcast and internet markets, for approximately $250 million (net of its cash holdings). In April 2007, Dolby acquired Brightside Technologies, Inc., a development stage company focused on enabling the capture, distribution, and display of more vibrant video on LED backlit LCD televisions, for approximately $30 million in cash (including acquisition related costs).

4. Research and development activities

Dolby also needs to maintain substantial cash reserves to fund its research and development activities. In fiscal years 2007, 2008 and 2009, Dolby’s research and development expenses were $44.1 million, $62.1 million and $66.7 million, respectively, and accounted for roughly 20%, 21.7% and 22.9% of Dolby’s total operating expenses and 14.9%, 17.6% and 18.7% of Dolby’s total expenses (including the cost of revenue, which includes the cost of goods and services), respectively.

5. Dolby’s cash management practices

Pending the use of its capital for its current and future operations and potential strategic transactions such as acquisitions, Dolby seeks to preserve its capital and maintain liquidity by

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investing in investments that are made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. These investments include short-term fixed income and money market investments that are investment grade, liquid, and that earn competitive market returns and provide a low level of credit risk (“Capital Preservation Investments”). Capital Preservation Investments constitute “investment securities,” as defined in section 3(a)(2) of the Act. To preserve its capital and maintain liquidity, Dolby also invests in instruments excluded from the definition of “investment securities,” as defined in section 3(a)(2) of the Act, including “Government securities,” as defined in section 2(a)(16) of the Act, certain securities issued by money market mutual funds, and other cash items (collectively, “Government securities and cash items”).4 The term “Capital Preservation Investments” does not include these Government securities and cash items.

Dolby’s investments in Capital Preservation Investments constituted 94.4% of its investments in “investment securities” as of June 25, 2010. Dolby currently limits the amount of its Capital Preservation Investments so as to ensure compliance with the Act. Dolby seeks an order that would permit it – regardless of where it is in its business cycle – to invest more substantially in Capital Preservation Investments, in order to better support its business operations. Dolby’s investments in “investment securities” that are not Capital Preservation Investments will be no more than 10 percent of Dolby’s total assets (other than Government securities and cash items) on a consolidated basis.

[4]

Pursuant to Willkie Farr & Gallagher, SEC No-Action Letter (pub. avail. Oct. 23, 2000), Dolby does not consider its holdings in money market mutual funds that meet the requirements set forth in the Willkie letter to be “investment securities.”

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Dolby’s Audit Committee, pursuant to a delegation by its Board of Directors, oversees Dolby’s investment practices and defines the parameters for its investment activities. Dolby does not invest in securities for short-term speculative purposes.

III. REASON FOR REQUESTING RELIEF

As explained above, Dolby, directly and through its wholly-owned subsidiaries, since inception has been and currently is primarily engaged in the business of developing and delivering products and technologies that are employed throughout the entertainment creation, distribution and playback process to enhance the entertainment experience, as described in detail above. However, because of Dolby’s need to maintain substantial liquid capital, and because, as explained above, it cannot rely on the fact that it does not meet the definition of investment company found in section 3(a)(1)(C) in circumstances requiring an unqualified opinion that it does not fall within the definition of “investment company” under the Act, Dolby has and continues to rely upon and comply with the requirements of Rule 3a-1 under the Act. Rule 3a-1 provides an exclusion from the definition of “investment company” if, on a consolidated basis with its wholly-owned subsidiaries, no more than 45% of a company’s total assets, exclusive of Government securities and cash items, consists of, and not more than 45% of its net income over the last four quarters is derived from, securities other than Government securities, securities of majority-owned subsidiaries and primarily controlled companies.

Due to its reliance on Rule 3a-1, Dolby currently limits its investments in Capital Preservation Investments – and, as a result, invests its liquid capital more heavily in Government securities and cash items – so as to ensure that its investment securities remain within the limits of the asset component of Rule 3a-1’s 45% test. Dolby believes that managing its Capital Preservation Investments to remain in compliance with the asset component of the 45% test

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causes it, from time to time, to greatly underutilize its cash management potential to the detriment of the Company and its shareholders. Dolby believes that, consistent with prudent investment management principles, it could more effectively utilize its liquid capital by investing more heavily in Capital Preservation Investments. Dolby is limited in this regard by the constraints of Rule 3a-1’s 45% test.5

Therefore, rather than continuing to rely on Rule 3a-1, which causes it to manage its liquid capital in a manner that it believes is detrimental to itself and its shareholders, Dolby now seeks an order pursuant to section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is excluded from the definition of “investment company” in section 3(a)(1) of the Act.

IV. RELEVANT LEGAL PROVISIONS AND DISCUSSION

Under section 3(a)(1) of the Act, an issuer meeting one or more of the following provisions is considered an “investment company:”

(A)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

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For example, as of June 25, 2010, the end of Dolby’s third fiscal quarter of 2010, approximately 39% of Dolby’s total assets (excluding Government securities and cash items) were invested in investment securities as calculated under Rule 3a-1. However, if Dolby had not been constrained by Rule 3a-1’s 45% test in managing its liquid capital, it may have decided that it would have been more prudent to invest more of its assets in Capital Preservation Investments rather than holding them in Government securities and cash items. If, by way of example, Dolby could have invested all of its available liquid capital (i.e., all investment securities plus Government securities plus cash items) in Capital Preservation Investments as of June 25, 2010, roughly 62% of its total assets (excluding Government securities and cash items) would have been invested in investment securities as calculated under Rule 3a-1. Dolby does not intend to invest all of its liquid capital in Capital Preservation Investments; however, as this example is intended to demonstrate, if unconstrained by Rule 3a-1’s 45% test, Dolby’s prudent management of its available cash is likely to result, at times, in investments in Capital Preservation Investments in excess of 45% of its total assets (excluding Government securities and cash items).

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(B)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% test”).

Section 3(a)(2) of the Act defines “investment securities” to include “all securities except: (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which: (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [section 3(c)(1) or 3(c)(7) of the Act].” “Government securities” are defined in section 2(a)(16) of the Act generally as those securities issued or guaranteed by the United States or its authorized instrumentality.

Dolby is not and does not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of section 3(a)(1)(A) of the Act. Dolby also is not engaged in the business of issuing face-amount certificates of the installment type within the meaning of section 3(a)(1)(B) of the Act. Accordingly, neither sections 3(a)(1)(A) or 3(a)(1)(B) of the Act apply.

If calculated on an unconsolidated basis in accordance with section 3(a)(1)(C) of the Act, Dolby’s “investment securities” – which are held through wholly-owned operating subsidiaries – do not exceed 40% of its total assets, exclusive of Government securities and cash items. As of

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June 25, 2010, the value of Dolby’s total assets on an unconsolidated basis (exclusive of Government securities, as defined in section 2(a)(16) of the Act, and cash items) was approximately $7.5 billion and the value of Dolby’s investment securities (as defined in section 3(a)(2) of the Act), on an unconsolidated basis, was approximately $06 and constituted approximately 0.0% of the value of Dolby’s total assets on an unconsolidated basis (exclusive of Government securities and cash items).”7

Notwithstanding whether or not Dolby meets the definition of “investment company” under section 3(a)(1)(C) of the Act, section 3(b) of the Act excludes from the category of “investment company:”

(1)	Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

(2)	Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in

[6]

Because Dolby holds all of its investment securities through wholly-owned operating subsidiaries, Dolby, on an unconsolidated basis, holds $0 in investment securities. However, as stated elsewhere in this Application, as of June 25, 2010, calculated on a consolidated basis in accordance with Rule 3a-1, the value of Dolby’s investment securities was approximately $411 million and constituted approximately 39.2% of Dolby’s total assets (excluding Government securities and cash items).

[7]	For purposes of section 3 of the Act, section 2(a)(41) of the Act defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of the last preceding fiscal quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets. For purposes of all determinations discussed in this Application, Dolby has valued all assets in accordance with section 2(a)(41) of the Act. Dolby’s determinations with respect to valuations required under section 3(a)(1)(C) of the Act were made solely for purposes of this Application and are not relevant for any purpose outside of this Application. Furthermore, Dolby’s section 3(a)(1)(C) valuation determinations speak only as of June 25, 2010 and do not speak with respect to any other date.

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securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses….

Dolby believes that it is exempt from the Act pursuant to section 3(b)(1), which is a self-executing provision. However, section 3(b)(1) leaves open the possibility that, while Dolby believes that it falls within the exclusion set forth in section 3(b)(1), the Commission, the courts, or another interested party might take a different view. Dolby is therefore filing this application seeking a Commission order pursuant to section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is excluded from the definition of “investment company” in section 3(a)(1) of the Act.

A. Dolby is Not, and Does Not Hold Itself Out as Being, Primarily Engaged in the Business of Investing, Reinvesting, Owning, Holding or Trading in Securities

In determining whether a company is primarily engaged in a non-investment company business under section 3(b)(2), the Commission considers: (a) the issuer’s historical development; (b) its public representations of policy; (c) the activities of its officers and directors; (d) the nature of its present assets; and (e) the sources of its present income.8 Each of these factors is discussed below.

1. Historical Development.

(a) The Company’s Historical Development. Dolby was founded in 1965 by Ray Dolby to develop noise reduction technologies. Two years later in 1967, Dolby was incorporated as a New York corporation, then was reincorporated in California in 1976 and in Delaware in 2004. In 2005, Dolby conducted its initial public offering on The New York Stock Exchange.

[8]	See Tonopah Mining Company of Nevada, 26 S.E.C. 426, 427 (1947).

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Dolby now maintains a number of wholly-owned subsidiaries in various jurisdictions, some of which, in turn, maintain other wholly-owned subsidiaries of their own. As stated above, these subsidiaries include DLI, a subsidiary which is Dolby’s main operating entity; DLLC, a subsidiary that holds the majority of Dolby’s intellectual property; and Via Licensing, a subsidiary that administers joint licensing programs. Dolby is heavily involved in the research and development of new technologies. Dolby’s revenue comes almost exclusively from its licensing, sales, and services. In fiscal years 2007, 2008 and 2009 licensing revenue represented 80%, 84% and 83% of Dolby’s total revenue, respectively, and products and support services revenue represented 20%, 16% and 17% of its total revenue, respectively.9

(b) The Development of Dolby Technologies, Products, and Services. Since its founding in 1965, Dolby has been engaged in delivering products and technologies that are employed throughout the entertainment creation, distribution and playback process to enhance the entertainment experience. In 1966, Dolby manufactured its first product, a one-channel A-type noise reduction system, which revolutionized audio recordings in the 1960s and 1970s. Dolby undertook the development of a consumer version of this noise reduction system and the result in 1968 was the introduction of Dolby B-type noise reduction. As work on the B-type system neared completion, Dolby made the decision to manufacture professional audio products only, and to license technology appropriate for consumer applications. Another key decision in the establishment of the Dolby licensing program was to license its technology developments in terms of a specific, potentially popular application, such as audio cassettes and ICs. In the late 1960s, Dolby began to seek out additional applications for its noise reduction technology, including film sound, and Dolby began creating products to improve film sound from a mono

[9]	The term “total revenue” does not include income from investment activities.

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format to a multi-channel stereo sound format. In the early 1980s, Dolby began researching digital audio and proceeded to bring sound technologies and products into the digital age. In recent years, Dolby has expanded its focus on developing and delivering new audio and video technologies that enhance the entertainment experience. Dolby has continued to license its technologies to manufacturers of consumer electronics products and software vendors and sell its products and related services.

2. Public Representations of Policy. Dolby has never represented that it is involved in any business other than developing and delivering products and technologies for the entertainment creation, distribution and playback process. Dolby has consistently stated in its annual reports, stockholder letters, prospectuses, filings with the Commission, press releases, marketing materials, and website that it is engaged in the business of developing and delivering products and technologies that improve the entertainment experience. It has stated that it delivers innovative technologies through the licensing of proprietary technologies, design and manufacturing of products, and the provision of services. Dolby generally does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws. Dolby has emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Dolby does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the Act or as engaging in the business of investing, reinvesting or trading in securities; nor is Dolby or the Dolby brand generally perceived to be associated with the activities of an investment company

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within the meaning of the Act. Dolby is world renowned for its technology contributions that enhance the entertainment experience.

3. Dolby’s Officers and Directors.

(a) The Background of Dolby’s Outside Directors

Peter Gotcher has served as a director since June 2003 and as Executive Chairman of the Board of Directors since March 2009. In addition to providing leadership for the board, Mr. Gotcher brings extensive experience in Dolby’s traditional markets and emerging media, providing valuable perspective for the board and the Chief Executive Officer. Mr. Gotcher is an independent investor. Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm, from September 1999 to January 2003. Prior to joining Redpoint Ventures, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to September 1999. Prior to joining Institutional Venture Partners, Mr. Gotcher founded and served as the president, chief executive officer and chairman of the board of Digidesign from 1984 to 1995. Digidesign was acquired by Avid Technology, Inc., a media software company, in 1995 and Mr. Gotcher served as the general manager of Digidesign and executive vice president of Avid Technology from January 1995 to May 1996. Mr. Gotcher serves on the boards of directors of several private companies. Mr. Gotcher holds a B.A. degree in English literature from the University of California at Berkeley.

Ray Dolby, founder and former chairman of Dolby Laboratories, was born in Portland, Oregon and grew up on the San Francisco peninsula and has served as a director since 1967. From 1949 through 1952 he worked on audio and instrumentation projects at Ampex Corporation, where from 1952 through 1957, as a student, he was mainly responsible for the development of the electronics aspects of the Ampex video tape recording system. He received

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his B.S. in electrical engineering from Stanford University in 1957 and, as a Marshall Scholar, left Ampex to pursue further studies at Cambridge University in England. He received a Ph.D. degree in physics from Cambridge in 1961. In 1963, he took up a two year appointment as a United Nations technical advisor in India, then returned to England in 1965 to found Dolby Laboratories in London. In 1976 he established further offices, laboratories and manufacturing facilities in California. He holds more than 50 United States patents and has written papers on video tape recording, long wavelength X-ray analysis and noise reduction. Honors and Awards—Audio Engineering Society: Fellow and Past President; Silver Medal; Gold Medal. British Kinematograph Sound and Television Society: Fellow; Science and Technology Award. Society of Motion Picture and Television Engineers: Fellow; Samuel L. Warner Memorial Award; Alexander M. Poniatoff Gold Medal; Progress Medal; Honorary Member. Academy of Motion Picture Arts and Sciences: Science and Engineering Award; “Oscar” Award. National Academy of Television Arts and Sciences: “Emmy” Award. National Academy of Recording Arts and Sciences: “Grammy” Award. United States: National Medal of Technology. United Kingdom: Honorary O.B.E.

Nicholas Donatiello has served as a director since February 2009. Mr. Donatiello has been the President and CEO of Odyssey Ventures, Inc., a market research firm focusing on consumers, media and technology, since September 1993. Prior to founding Odyssey, he was Press Secretary and Campaign Manager for US Senator Bill Bradley and a consultant at McKinsey & Company. Mr. Donatiello serves as a director on the boards of three American Funds managed by Capital Research and Management. He is also a director of a number of other private companies. In addition, Mr. Donatiello served as chairman of the board of Northern California Public Broadcasting, Inc. from 2006 through 2008. Mr. Donatiello holds a B.S.E.

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degree in systems engineering from Princeton University and a M.B.A. from Stanford University.

Ted W. Hall has served as a director since February 2007. Mr. Hall has been the General Partner of Long Meadow Ranch and President of the associated Long Meadow Ranch Winery in Napa Valley since 1994. From 1998 to 2007 Mr. Hall served as Chairman of Tambourine, Inc., a specialty music production and distribution company. He has been the Managing Director of Mayacamas Associates, his own consulting firm, since 2000. From 1972 to 2000 Mr. Hall served in a variety of senior leadership roles at McKinsey & Company, a leading global consulting firm, including as an elected member of the McKinsey shareholder committee, which is McKinsey’s board of directors, from 1988 to 2000. Mr. Hall is a former Chairman of the Board of the Robert Mondavi Corporation, a global producer of fine wines, and has served on the boards of directors of a wide variety of educational and civic organizations, including the Stanford Business School’s Advisory Council and the San Francisco Symphony. Mr. Hall also serves on the board of directors of Williams-Sonoma, Inc. and Peet’s Coffee & Tea, Inc. A former professional trombonist and record producer, Mr. Hall is a voting member of the National Academy of Recording Arts & Sciences. He holds a B.S.E. degree in electrical engineering from Princeton University and a M.B.A. from Stanford University.

Bill Jasper has served as a director since June 2003. Mr. Jasper joined Dolby in February 1979 and retired as President and Chief Executive Officer in March 2009. Mr. Jasper served in a variety of positions at Dolby prior to becoming President in May 1983, including as Dolby’s Vice President, Finance and Administration and Executive Vice President. Mr. Jasper is a member of the Audio Engineering Society, the Society of Motion Picture and Television Engineers and an at-large member of the Academy of Motion Picture Arts and Sciences.

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Mr. Jasper holds a B.S. degree in industrial engineering from Stanford University and a M.B.A. from the University of California at Berkeley.

Sanford R. Robertson has served as a director since June 2003. Mr. Robertson has been a partner of Francisco Partners, a technology buyout fund, since 1999. Prior to founding Francisco Partners, Mr. Robertson was the founder and Chairman of Robertson, Stephens & Co., a technology investment bank formed in 1978, and sold to BankBoston in 1998. Since the sale, Mr. Robertson has been a technology investor and advisor to several technology companies. Mr. Robertson was also the founder of Robertson, Colman, Siebel & Weisel, later renamed Montgomery Securities, another technology investment bank. Mr. Robertson also serves on the boards of directors of Pain Therapeutics, Inc. and salesforce.com. Mr. Robertson holds a B.B.A. and a M.B.A. from the University of Michigan.

Roger S. Siboni has served as a director since July 2004. Mr. Siboni served as the chairman of the board of directors of E.piphany, Inc., a provider of customer interaction software, from December 1999 until E.piphany, Inc. was acquired by SSA Global Technologies, Inc. in September 2005. Mr. Siboni also served as president and chief executive officer of E.piphany from August 1998 to July 2003. From July 1996 to August 1998, Mr. Siboni was deputy chairman and chief operating officer of KPMG Peat Marwick, a member firm of KPMG International, an accounting and consulting firm. From July 1993 to June 1996, Mr. Siboni was managing partner of the KPMG Peat Marwick LLP information, communication and entertainment practice. Mr. Siboni also serves on the boards of directors of Cadence Design Systems, ArcSight, Inc. and infoGROUP, Inc. Mr. Siboni holds a B.S. degree in business administration from the University of California at Berkeley.

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Avadis Tevanian, Jr. has served as a director since February 2009. Dr. Tevanian is the former Software Chief Technology Officer of Apple Inc. As Software CTO, Dr. Tevanian focused on setting company-wide software technology direction for Apple. Prior to his tenure as Software CTO, Dr. Tevanian was Senior Vice President of Software at Apple, a role he took on when Apple acquired NeXT, Inc. in 1997. As Senior Vice President of Software, Dr. Tevanian led the software engineering team responsible for the creation of Mac OS X and worked as part of Apple’s executive team. Before joining Apple, he was Vice President of Engineering at NeXT, Inc. and was responsible for managing NeXT’s engineering department. Dr. Tevanian started his professional career at Carnegie Mellon University, where he was a principal designer and engineer of the Mach operating system upon which Nextstep, and now OS X, is based. He holds a BA degree in mathematics from the University of Rochester and MS and PhD degrees in computer science from Carnegie Mellon University.

(b) The Background of Dolby’s Executive Officers

The positions and backgrounds of Dolby’s executive officers are as follows.

Kevin Yeaman became Dolby’s President and Chief Executive Officer in March 2009 and has been a member of the board of directors since he assumed the role of Chief Executive Officer. He joined Dolby as the Chief Financial Officer and Vice President in October 2005, was appointed Senior Vice President in November 2006 and Executive Vice President in July 2007. Prior to joining Dolby, he worked for seven years at E.piphany, Inc., a publicly traded enterprise software company, most recently as the chief financial officer from August 1999 to October 2005. Previously, Mr. Yeaman also served as Worldwide Vice President of Field Finance Operations for Informix Software, Inc., a provider of relational database software from February 1998 to August 1998. From September 1988 to February 1998, Mr. Yeaman served in

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Silicon Valley and London in various positions at KPMG Peat Marwick LLP, an accounting firm, serving most recently as a senior manager. Mr. Yeaman holds a B.S. degree in commerce from Santa Clara University.

Mark Anderson joined Dolby as Vice President and General Counsel in November 2003, was appointed the Corporate Secretary in March 2004, Senior Vice President in November 2006 and Executive Vice President in July 2007. Mark Anderson is responsible for global legal compliance for Dolby. Prior to joining Dolby, Mr. Anderson was an associate and then a partner at the law firm of Farella Braun & Martel LLP, from August 1989 to November 2003. Mr. Anderson is a certified public accountant and holds a B.S. degree in business administration from the University of North Carolina at Chapel Hill and a J.D. from Golden Gate University School of Law.

Murray Demo joined Dolby as Executive Vice President and Chief Financial Officer in May 2009. Prior to joining Dolby, Mr. Demo served as Executive Vice President and Chief Financial Officer at LiveOps, Inc., an on-demand contact center software and call center outsourcing company, from September 2007 to July 2008. Prior to that, from May 2007 to September 2007, Mr. Demo was Executive Vice President and Chief Financial Officer at Postini, Inc., an on-demand security compliance software company now part of Google Inc. Before Postini, Mr. Demo spent ten years with Adobe Systems Inc., from August 1996 to December 2006, where Mr. Demo’s last role was Executive Vice President and Chief Financial Officer. Mr. Demo sits on the board of directors of Citrix Systems, Inc. Mr. Demo holds a BA degree in business economics from the University of California, Santa Barbara and an MBA degree from Golden Gate University.

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Ramzi Haidamus has served as the Executive Vice President, Sales and Marketing, since August 2007. As Executive Vice President, Sales and Marketing, Ramzi Haidamus leads the company global sales and marketing functions for Dolby Laboratories by implementing overall go-to-market plans and partnering with Dolby’s Products and Technologies group to develop product strategy. His responsibilities include overseeing product marketing, corporate marketing, business development, and sales, as well as field operations and customer support worldwide. Previously, since joining Dolby in 1996, Mr. Haidamus served as the Senior Vice President and General Manager of the consumer division, as the President and General Manager of Via Licensing Corporation, and in a variety of other positions at Dolby, including Director of Business Development, Technology and Business Strategist, and Licensing Manager. Prior to joining Dolby, Mr. Haidamus worked at Stanford Research Systems for seven years. Mr. Haidamus holds a B.S. degree in electrical engineering and a M.S. degree in computer engineering from the University of the Pacific. Mr. Haidamus is a member of the Licensing Executives Society.

Michael Rockwell joined Dolby as Senior Vice President, Worldwide Engineering in October 2007 and was appointed Executive Vice President, Products and Technologies in March 2009. Mr. Rockwell oversees the company’s development of new technologies and products, which include managing the global engineering, manufacturing, technology, and research teams. Before joining Dolby, from October 2000 to August 2007, Mr. Rockwell was Senior Vice President and Chief Technology Officer at Avid Technology, Inc. Prior to his appointment as CTO, from April 1994 to October 1999, Mr. Rockwell served as Chief Architect of Software Engineering at Digidesign, which was acquired by Avid in 1995. Before Digidesign, Mr.

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Rockwell was the president and owner of a software business and audio/visual production company, Rockwell Digital.

(c) The Activities of the Officers and Directors

Dolby’s directors spend substantially all of their time as directors for Dolby overseeing Dolby’s business of developing and delivering products and technologies for the entertainment creation, distribution and playback process. Dolby’s executive officers spend substantially all of their time managing Dolby’s business of developing and delivering innovative products and technologies that are used throughout the entertainment industry. These activities include, among others, product design and engineering, sales and marketing, finance, business affairs, transactional and corporate legal services and protection and enforcement of intellectual property rights. Each officer’s specific activities are detailed above. Dolby’s Chief Financial Officer spends less than 5% of his time monitoring Dolby’s cash balances and managing short-term investment securities in accordance with Dolby’s investment policies. None of Dolby’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.

(d) The Activities of Other Employees

As of June 25, 2010, Dolby had approximately 1,203 employees in locations throughout the world. In addition to the officers discussed above, only three employees spend a small portion their time on matters relating to the management of Dolby’s investment securities in that they account for and monitor cash and investment balances. The Vice President, Tax and Treasury spends less than 10% of his time on investment matters. The Director of Treasury spends about one-third of her time on investment matters. The Treasury Manager spends approximately 20% of his time on investment matters. As part of their time spent on

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investment matters, these three employees manage Dolby’s long-term investments (i.e., investments in excess of one year). Dolby does not invest in, and consequently no Dolby employees spend any time on, investments that mature more than 36 months from the date of purchase. Dolby’s cash management activities are managed both internally by the Dolby employees specified above and by several outside investment managers, whose activities are supervised by the same employees. Four employees are involved in investment matters as part of Dolby’s searches for possible acquisition targets whose operations would strategically complement Dolby’s core business of enhancing the entertainment experience by the licensing of proprietary technologies, design and manufacturing of products, and provision of services. Dolby’s remaining employees are involved in research and development, engineering, sales and marketing, finance, business affairs, transactional and corporate legal services and protection and enforcement of intellectual property rights.

4. Nature of Assets. For purposes of determining its primary business, Dolby believes that consolidating its financial results with those of its wholly-owned subsidiaries provides a better representation of its business operations.10 Dolby conducts its business of developing and delivering innovative products and technologies that are employed throughout the entertainment industry to enhance the entertainment experience through 31 wholly-owned subsidiaries. To the extent that section 3(a)(1)(C) requires unconsolidated financial statements because consolidation of an issuer with a subsidiary that is majority-owned, but not wholly-owned, may distort the relative value of the issuer’s investment securities to its other assets, this requirement is inapplicable to Dolby. Dolby believes that consolidating its financial statement with those of its wholly-owned subsidiaries will not result in these types of distortions for the

[10]	None of Dolby’s wholly-owned subsidiaries are investment companies or companies that rely on the exclusions from the definition of “investment company” in sections 3(c)(1) or 3(c)(7) of the Act.

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same reasons Rule 3a-1(c) under the Act generally requires an issuer to consolidate its financial statements with those of any wholly-owned subsidiaries for purposes of the asset and income tests of the Rule.11 Dolby thus believes that consolidated dollar values and percentages present a more accurate view of Dolby’s business and financial position and a more reliable basis for evaluating its assets and income under the Act.

When consolidated with its wholly-owned subsidiaries, as of June 25, 2010, Dolby’s investment securities – which consisted of its Capital Preservation Investments, as well as Dolby’s investment in auction-rate certificates purchased from UBS which represented approximately 2.2% of Dolby’s total consolidated assets (excluding Government securities and cash items)12 – were valued at approximately $411 million and constituted approximately 39.2% of Dolby’s total assets (excluding Government securities and cash items). As of June 25, 2010, Dolby’s balance sheet included the following non-intellectual property and non-investment security assets: cash of $158.5 million, money market mutual funds of $324.8 million, and Government securities of $146.8 million. Dolby expects to continue investing in Capital Preservation Investments as well as Government securities and cash items in order to fund its current and future operations, which, as discussed above, are highly capital intensive, highly cyclical, and require continuous research and development.

In addition to its liquid assets, a significant portion of Dolby’s assets, on a consolidated basis with its wholly-owned subsidiaries, consists of intangible assets, including internally-developed intellectual property. The significance of Dolby’s internally-developed intellectual

[11]	See Certain Prima Facie Investment Companies, Investment Company Act Rel. No. 10937 (Nov. 13, 1979) at n.5.
[12]	UBS repurchased the auction-rate certificates from Dolby on June 30, 2010, after the end of Dolby’s last fiscal quarter. As a result, Dolby no longer holds any auction-rate certificates.

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property assets to its business is evidenced by the revenue Dolby generates from licensing and product sales; Dolby’s research and development activities to develop and expand its existing intellectual property; the activities of Dolby’s employees, officers and directors in developing and exploiting its intellectual property; Dolby’s public representations regarding its intellectual property; and the importance of Dolby’s intellectual property to the operation and development of its core business of developing and delivering products and technologies for the entertainment creation, distribution and playback process.

Notwithstanding the value of Dolby’s internally-developed intellectual property to Dolby’s business, its value is not recorded on Dolby’s consolidated balance sheet as it is not treated as an asset under Generally Accepted Accounting Principles (“GAAP”).13 Therefore, while the market recognizes the value of these intangible assets, they are not recognized as an asset for purposes of the Act. By contrast, a company that acquires intellectual property (rather than developing it internally) is permitted to treat the acquired intellectual property as an asset under GAAP. As a result, looking only at asset composition, firms with acquired intellectual property are less likely to have difficulty remaining below the asset thresholds of either section 3(a)(1)(C) of the Act or Rule 3a-1 thereunder than companies, such as Dolby, with internally-developed intellectual property. Thus, the asset tests used in connection with sections 3(a)(1)(C), 3(b)(1) and 3(b)(2) of the Act and Rule 3a-1 thereunder may significantly understate the relative value of internally-developed intellectual property assets and significantly overstate the relative value of investment securities.14 This asset-skewing has the effect of penalizing a company such

[13]	See 17 C.F.R. §§ 210.6-01 – 2.10.6-10.
[14]

As noted in SEC v. National Presto, 486 F.3d 305 (7th Cir. 2007), “looking primarily at accounting assets has a potential to mislead.” The court then used the example of “a firm that owns substantial assets such as patents or trademarks that do not show up on its balance sheet as assets.” Id. at 314. Dolby owns such internally developed intellectual property.

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as Dolby by constraining its cash management activities without similarly constraining the cash management activities of a company with acquired intellectual property that engages in a business similar to Dolby’s.

If granted an order under section 3(b)(2), Dolby anticipates that, as is currently the case, in the future its investments in “investment securities” that are not Capital Preservation Investments will be no more than 10 percent of Dolby’s total assets (other than Government securities and cash items) on a consolidated basis.

5. Sources of Income and Revenue. As illustrated by the table below, for the four fiscal quarters ended June 25, 2010, most of Dolby’s net income before taxes15 was generated by its operating activities.

	Income Before Taxes	Income From Operations (Revenue minus Cost of Revenue minus Operating Expenses)	Income From Operations as a % of Income Before Taxes	Investment Income (Interest Income)	Investment Income as a % of Income Before Taxes
Third Quarter, fiscal 2010	$98 million	$96 million	98%	$2 million	2%
Second Quarter, fiscal 2010	$134 million	$132 million	99%	$2 million	1%
First Quarter, fiscal 2010	$106 million	$104 million	98%	$2 million	2%
Fourth Quarter, fiscal 2009	$67 million	$65 million	97%	$2 million	3%
Total	$405 million	$397 million	98%	$8 million	2%

[15]	Because investment income and income from operations are pre-tax figures, Dolby believes that it would be misleading to present these figures as a percentage of net (after-tax) income. For example income from operations as a percentage of net (after-tax) income would result in a percentage in excess of a 100%.

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As these numbers demonstrate, the overwhelming majority of Dolby’s income is operating income generated by its licensing and products and services sales activities.

The above five-factor analysis demonstrates that Dolby is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to section 3(b)(2) of the Act.

B. An Order under Section 3(b)(2) Would Better Serve the Policies Underlying the Act and Avoid Harm to Dolby’s Shareholders

If the Commission declines to grant the relief requested in this Application, Dolby would be faced with two courses of action: (1) continue to manage its investment of its liquid capital in Capital Preservation Investments under the constraints imposed by Dolby’s reliance on Rule 3a-1 under the Act; or (2) compliance with the registration and regulatory requirements of the Act. Either alternative would disadvantage Dolby’s shareholders without serving any of the policies underlying the Act.

1. Continued Reliance on Rule 3a-1. Dolby’s continued management of its liquid capital in Capital Preservation Investments under the constraints of Rule 3a-1, while not material in terms of Dolby’s aggregate net income, adversely affects Dolby’s profitability. In this respect, it has been Dolby’s experience that net after tax yield on Government securities, money market mutual funds, and demand deposits is significantly less than the average return available on other short-term instruments. Such lower returns could be viewed as wasteful of corporate assets and not in the best interest of Dolby’s shareholders.

2. Registration under the Act. Compliance with the Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Dolby and its shareholders.

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(a) No Meaningful Protection to Shareholders. Dolby has a class of equity securities registered under section 12 of the Securities and Exchange Act, as amended (“1934 Act”), and therefore is subject to the reporting requirements under the 1934 Act. Furthermore, shares of Dolby’s common stock are traded on the New York Stock Exchange (“NYSE”), and Dolby must comply with the additional reporting requirements of the NYSE. As a result, shareholders of, and potential investors in, Dolby have regular access to current information concerning Dolby’s operations. Thus, requiring Dolby to register under the Act would not materially improve the nature, quality, or quantity of the information about Dolby presently received by or available to its shareholders or potential investors.

(b) Misleading Presentation of Financial Information. The manner of presentation required for investment company financial reports differs materially from the methodology employed by Dolby and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Dolby would incur costly changes in its financial reporting if it were required to register under the Act. The required changes to Dolby’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Dolby were required to file financial reports under the Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult and unreliable and, more importantly, could well be misleading to Dolby’s shareholders. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Dolby’s financial information incompatible with other entities within the industry.

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(c) Expensive and Burdensome Regulation. To require Dolby, a company not primarily in the business of investing in securities, to comply with the regulatory provisions of the Act would be expensive, burdensome and contrary to the best interests of its shareholders – who invested in Dolby as an entertainment technology company and not as an investment company. Compliance with the Act would require Dolby to devote considerable financial, administrative and legal resources to the preparation of registration statements that meet the requirements of the Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the Act. This would create a significant burden on Dolby’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Dolby’s efforts toward managing its entertainment technology operations.

(d) Forced Change in Dolby’s Business. The imposition of the Act’s regulatory scheme upon Dolby would certainly cause material changes in its operating strategies. Dolby would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Dolby. Furthermore, sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options are an effective form of incentive and means for aligning employees’ interests with those of shareholders in general. It has been Dolby’s practice to issue stock options to substantially all employees of the company. Dolby believes that a prohibition on the issuance of stock options in particular would lead

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potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.

The aggregate effect of these types of changes on Dolby’s business strategy would materially change the character of Dolby in ways its shareholders never contemplated when making their investments – causing considerable harm to the shareholders. Dolby’s shareholders would no longer own interests in an entertainment technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Dolby would experience substantially higher costs in complying with the Act and would experience material disruption of its entertainment technology business.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Dolby, including: RealNetworks, Inc., Investment Company Act Rel. No. 27877 (June 28, 2007)(notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. No. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (September 13, 2005) (notice) and 27114 (October 12, 2005) (order).

VI. APPLICANT’S CONDITIONS

Dolby agrees that any order granting the requested relief will be subject to the following conditions:

1. Dolby will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes.

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2. Dolby will refrain from investing or trading in securities for short-term speculative purposes.

VII. REQUEST FOR ORDER

For the above reasons, Dolby requests an order pursuant to section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is:

Dolby Laboratories, Inc.

100 Potrero Ave.

San Francisco, CA 94103

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the management of the affairs and business of Applicant is vested in its Board. Resolutions duly adopted by Applicant’s Board authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.

The Verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B.

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Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Date: September 30, 2010

Respectfully submitted,

Dolby Laboratories, Inc.

/s/ MARK S. ANDERSON
By:	Mark S. Anderson
Title:	Executive Vice President,
General Counsel and Secretary

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EXHIBIT A

CERTIFICATION

I, Mark Anderson, Executive Vice President, General Counsel and Secretary of Dolby Laboratories, Inc., a Delaware corporation (“Dolby” or the “Company”), do hereby certify that the following resolutions were duly adopted by Written Consent of the Board of Directors of Dolby on April 29, 2008. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, due to the nature of its business, the Company needs to maintain a substantial cash position that is available on short notice, regardless of its business cycle, for operations, capital expenditures, and other developments and needs to maintain substantial liquid capital for acquisitions.

WHEREAS, the Company seeks to preserve its capital and maintain liquidity, pending the use of such capital for its current and future operations and acquisitions, by investing in investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a relatively low level of risk (“Capital Preservation Investments”), which include highly-rated corporate and other credit-based fixed income securities, including commercial paper and corporate and municipal bonds.

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (“1940 Act”), and that the Company could be deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act if it holds investment securities having a value that exceeds 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items).

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be so-called “Bad Assets” as used in connection with Rule 3a-1 under the 1940 Act, and that the Company could be deemed to be an investment company if more than 45 percent of the value of its total assets (exclusive of Government securities, cash and cash items) consists of, and more than 45 percent of its net income after taxes (for the last four quarters combined) is derived from so-called “Bad Assets”.

WHEREAS, the Company and this Board have had, and do have, the intent for the Company to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and the Company further believes that, notwithstanding any investments in Capital Preservation Investments, the Company is not an investment company because it is primarily engaged in the non-investment company business of developing and delivering products and technologies that improve the entertainment experience.

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RESOLVED, that the Board hereby reaffirms that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

RESOLVED FURTHER, that, based on the recommendation of the Audit Committee, the Board of Directors authorizes the Company to file with the Securities and Exchange Commission (“SEC”) an exemptive order application pursuant to Section 3(b)(2) of the 1940 Act seeking to permit it to make investments in Capital Preservation Investments without being deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act or Rule 3a-1 thereunder.

RESOLVED FURTHER, in the alternative, that based on the recommendation of the Audit Committee, the Board of Directors authorizes the Company to file with the SEC an exemptive order application pursuant to Section 6(c) of the 1940 Act seeking an exemption from registration and regulation as an investment company, as such exemption in the Company’s case would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

RESOLVED FURTHER, that the officers and employees of the Company are authorized to take any and all actions reasonably necessary or appropriate to implement these resolutions and all actions previously taken by the officers of the Company in connection with effectuating the intent and purposes of the foregoing resolutions are hereby ratified and affirmed.

IN WITNESS WHEREOF, I have set my name this 30th day of September, 2010.

/s/ Mark S. Anderson
Name:	Mark S. Anderson
Title:	Executive Vice President, General Counsel and Secretary

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EXHIBIT B

VERIFICATION

DOLBY LABORATORIES, INC.

The undersigned states that he has duly executed the attached Application dated September 30, 2010, for and on behalf of Dolby Laboratories, Inc., that he is the Executive Vice President, General Counsel and Secretary of Dolby Laboratories, Inc., and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark S. Anderson
Mark S. Anderson
Executive Vice President, General Counsel and Secretary

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